May 16, 2012

To the Members of the Board of

iGlue, Inc.

Dear Sirs:

This letter shall serve as notice that effective immediately, I hereby resign from my positions as Chief Executive Officer and director of iGlue, Inc. (the “Company”), and all other positions to which I have been assigned, regardless of whether I served in such capacity of the Company. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Peter Vasko

Peter Vasko